FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2009
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 — 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Consolidated financial statements of
WEX PHARMACEUTICALS INC.
March 31, 2009

WEX PHARMACEUTICALS INC.
Table of contents

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada
Tel: 514-393-7115
Fax: 514-390-4113
www.deloitte.ca
Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of
WEX Pharmaceuticals Inc.
We have audited the consolidated balance sheet of WEX Pharmaceuticals Inc. as at March 31, 2009, and the consolidated statements of operations and comprehensive loss, deficit, contributed surplus and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards and the Standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2009, and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.
The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
The consolidated financial statements as at March 31, 2008 and 2007, and for the years then ended, prior to the effects of the retrospective adjustments for the discontinued operations described in Note 15, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated June 19, 2008. We have audited the adjustments to the 2008 and 2007 consolidated financial statements and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.
Independent Registered Chartered Accountants
Montreal, Quebec
June 17, 2009

[1]	Chartered accountant auditor permit No. 8130

Comments by Independent Registered Chartered Accountants on Canada-United States of America reporting differences
The Standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the Standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors date June 17, 2009, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.
Independent Registered Chartered Accountants
Montreal, Quebec
June 17, 2009

[1]	Chartered accountant auditor permit No. 8130

WEX PHARMACEUTICALS INC.
Consolidated statement of operations and comprehensive loss
Year ended March 31, 2009

	2009	2008	2007
	$	$	$

Revenue
License fees (Note 6)	—	500,745	187,776

Expenses
General and administrative	2,277,073	2,848,517	2,345,676
Research and development	3,423,955	1,447,197	1,748,368
Amortization	201,588	188,189	227,649

Total operating expenses from continuing operations	5,902,616	4,483,903	4,321,693

Loss from continuing operations before other items	(5,902,616)	(3,983,158)	(4,133,917)

Other income (expenses)
Interest and sundry income	106,482	56,100	110,702
Interest expense on convertible debentures and bridge funding	(1,433,760)	(349,261)	(766,428)
Foreign exchange gain (loss)	(2,687)	257,447	(72,562)
Gain on settlement of accounts payable	—	—	172,393
Gain on settlement of convertible debentures debt	—	1,214,554	—
Loss on disposal of equipment	(2,441)	(1,073)	—

Other income (expenses)	(1,332,406)	1,177,767	(555,895)

Loss from continuing operations before income taxes for the year	(7,235,022)	(2,805,391)	(4,689,812)
Income tax expense (Note 10)	—	(9,598)	—

Net loss from continuing operations	(7,235,022)	(2,814,989)	(4,689,812)
Net earnings (loss) from discontinued operations (Note 15)	(813,016)	15,650	(70,308)

Net loss and comprehensive loss for the year	(8,048,038)	(2,799,339)	(4,760,120)

Basic and diluted loss per share
From continuing operations	(0.12)	(0.05)	(0.13)

From discontinued operations	(0.01)	—	—
	(0.13)	(0.05)	(0.13)

Weighted average numbers of outstanding shares	60,136,723	51,235,000	37,025,000

See accompanying notes to the consolidated financial statements

WEX PHARMACEUTICALS INC.
Consolidated statement of deficit
Year ended March 31, 2009

	2009	2008	2007
	$	$	$

Deficit, beginning of year	(72,494,875)	(70,420,554)	(65,660,434)

Net loss	(8,048,038)	(2,799,339)	(4,760,120)

Equity component on settlement of Series 5.5% convertible debentures (Note 7)	—	725,018	—

Deficit, end of year	(80,542,913)	(72,494,875)	(70,420,554)

Consolidated statement of contributed surplus
year ended March 31, 2009

	2009	2008	2007
	$	$	$

Contributed surplus, beginning of year	5,271,341	4,951,016	4,755,188

Stock-based compensation (Note 8 (d))	507,886	320,325	195,828

Contributed surplus, end of year	5,779,227	5,271,341	4,951,016

See accompanying notes to the consolidated financial statements

WEX PHARMACEUTICALS INC.
Consolidated balance sheet
As at March 31, 2009

	2009	2008
	$	$

ASSETS

Current assets
Cash and cash equivalents	180,833	2,058,054
Short-term investments	8,944,840	1,757,577
Receivables (Note 4)	772,350	1,139,514
Prepaid expenses and deposits	301,977	250,373
Current assets related to discontinued operations (Note 15)	—	135,397

	10,200,000	5,340,915

Deposits	21,145	18,652
Property and equipment (Note 5)	1,111,078	1,244,255
Long-term assets related to discontinued operations (Note 15)	—	426,869
Other assets	—	488,033

	11,332,223	7,518,724

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	3,025,187	1,479,041
Deferred lease inducements	6,042	8,056
Current liabilities related to discontinued operations (Note 15)	48,190	73,697

	3,079,419	1,560,794

Deferred lease inducement	—	6,042
Convertible debentures (Note 7)	9,797,916	3,107,742

	12,877,335	4,674,578

Shareholders’ equity (deficiency)
Share capital — Special class A share (Note 8)	1	1
Share capital — Restricted voting shares (Note 8)	68,130,150	68,130,150
Equity component of convertible debentures (Note 7)	5,088,423	1,937,529
Contributed surplus	5,779,227	5,271,341
Deficit	(80,542,913)	(72,494,875)

	(1,545,112)	2,844,146

	11,332,223	7,518,724

Commitments and contingencies (Note 12)
See accompanying notes to the consolidated financial statements
Approved by the Board

Victor Tong	Director

Simon Anderson	Director

WEX PHARMACEUTICALS INC.
Consolidated statement of cash flows
Year ended March 31, 2009

	2009	2008	2007
	$	$	$
OPERATING ACTIVITIES
Net loss from continuing operations	(7,235,022)	(2,814,989)	(4,689,812)
Adjustments for items not involving cash:
Amortization of deferred revenue	—	(500,745)	(187,776)
Amortization of property and equipment	201,588	188,189	227,649
Amortization of deferred financing costs	—	—	9,083
Deferred tenant inducement allowance	(8,056)	(8,056)	(8,056)
Foreign exchange loss (gain)	2,687	(534,167)	(74,846)
Unrealized foreign exchange gain	(16,146)	—	—
Accretion of convertible debentures	734,101	130,485	757,345
Gain on settlement of accounts payable	—	—	(172,393)
Loss on disposal of property and equipment	2,441	1,073	—
Gain on settlement of convertible debentures	—	(1,214,553)	—
Stock-based compensation	507,886	320,325	195,828

	(5,810,521)	(4,432,438)	(3,942,978)
Changes in non-cash working capital items from continuing operations:
Receivables	367,164	276,053	(44,286)
Prepaid expenses, deposits and other	(54,097)	(3,297)	68,272
Accounts payable and accrued liabilities	1,041,146	(657,151)	(2,725,085)

Cash used in continuing operating activities	(4,456,308)	(4,816,833)	(6,644,077)

INVESTING ACTIVITIES
Purchase of short-term investments	(7,187,263)	(4,918,751)	(350,385)
Proceeds from short-term investments	—	3,506,373	111,500
Proceeds from disposal of property and equipment	300	—	9,293
Purchases of property and equipment	(71,798)	(9,595)	(20,671)

Cash used in investing activities	(7,258,761)	(1,421,973)	(250,263)

FINANCING ACTIVITIES
Proceeds from convertible debentures, net of issuance cost disbursed	10,100,000	5,176,399	—
Bridge funding repaid	—	(350,000)	—
Repayment of debentures and interest	—	(2,046,992)	(1,065,871)
Proceeds from issuance of share capital, net of issuance costs	—	4,213,681	1,464,750

Cash provided by financing activities	10,100,000	6,993,088	398,879

Cash (used in) provided by discontinued operations (Note 15)	(262,152)	38,229	(36,669)

(Decrease) increase in cash	(1,877,221)	792,511	(6,532,130)
Cash and cash equivalents, beginning of period	2,058,054	1,265,543	7,797,673

CASH AND CASH EQUIVALENTS, END OF PERIOD	180,833	2,058,054	1,265,543

Supplemental cash flow information
Cash paid for interest	—	202,189	119,739
Cash paid for income taxes	—	9,598	—
Accrued issuance costs and finder’s fees payable (Note 12(b))	505,000	589,000	—
See accompanying notes to the consolidated financial statements

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
1.	Nature and continuance of operations
WEX Pharmaceuticals Inc. (“WEX”) was federally incorporated under the Canada Business Corporations Act in 1987 and its shares are listed on the Toronto Stock Exchange (“TSX”). WEX and its subsidiaries (collectively the “Company”) are primarily engaged in the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for certain markets.
These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.
As at March 31, 2009, the Company had accumulated losses since inception of $80,542,913. The Company’s ability to continue as a going concern is dependent upon its ability to obtain approval for its products, develop and market its products or otherwise sell or license its technology, obtain additional financing, achieve profitable operations and generate cash flow.
These financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate, because management feels that the measures described above that the Company took or intends to take will mitigate the effect of the conditions and facts that raise doubt about the appropriateness of this assumption.
2.	Significant accounting policies
Basis of presentation
These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), are presented in Canadian dollars and include the accounts of the Company and its wholly-owned subsidiaries, Wex Medical Corporation, International Wex Technologies Corp., IWT Bio Inc., Acro Pharm Corp., Wex Medical Limited and Nanning Maple Leaf Pharmaceutical Co., Ltd. (“NMLP”). All significant inter-company balances and transactions have been eliminated upon consolidation.
Use of estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes thereto. Significant areas requiring the use of estimates include the useful lives of property and equipment, the recoverability or valuation of investment tax credits and other receivables, the recoverability of future income tax assets, the valuation of convertible debentures, stock-based compensation, and the disclosure of contingent liabilities at the date of the financial statements. Actual results may differ from those estimates.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
2.	Significant accounting policies (continued)
Translation of foreign currencies and subsidiaries
The Company’s functional and reporting currency is in Canadian dollars. Transactions in foreign currencies are translated into the functional currencies of the Company and its subsidiaries at the exchange rates in effect on the transaction date. Monetary items expressed in foreign currencies are translated into the functional currencies of the Company and its subsidiaries at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in the statement of operations.
The accounts of the Company’s integrated foreign operations are translated using the temporal method of translation. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the consolidated balance sheet date and non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Revenue and expense items are translated at the exchange rates prevailing at the date of the transaction except for amortization, which is translated at the exchange rates applicable to the related assets. Exchange gains and losses on translation are included in the determination of loss for the year.
Cash and cash equivalents
Cash and cash equivalents, when applicable, include cash on account, demand deposits and money market investments with maturities from the date of acquisition of 90 days or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.
Short-term investments
The Company considers all highly liquid financial instruments purchased with a maturity greater than 90 days but less than one year at the date of purchase to be short-term investments. Short-term investments are classified as held for trading and are recorded at their fair values using quoted market prices at the balance sheet date. Gains or losses on held for trading investments are recognized in earnings. Investment transactions are recognized on the trade date with transaction costs included in earnings.
Property and equipment
Property and equipment are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the expected useful lives of the assets as follows:

Furniture and office equipment	5 years
Computer software	2 years
Machinery and equipment	3-10 years
Motor vehicles	10 years
Leasehold improvements are amortized over the term of the lease.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
2.	Significant accounting policies (continued)
Impairment of long-lived assets
Long-lived assets, including property and equipment, are reviewed for impairment whenever events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of an asset is greater than the undiscounted net future cash flows expected to be provided by the asset. An impairment charge corresponding to the difference between the fair value of the asset and its carrying amount is charged to operations in the period the asset is determined to be impaired.
Deferred lease inducements
Lease inducements are deferred and amortized to reduce rent expense on a straight-line basis over the term of the lease.
Convertible debentures
Convertible debentures are considered a compound financial instrument. The Company follows the residual value method to allocate the principal amount of the convertible debentures between the liability and equity components. Under this method, the value of the equity component is determined by deducting the fair value of the liability component from the face principal amount. Direct issuance costs are allocated to each component based on these relative values. The liability component is subsequently measured at amortized cost and accretes to the face principal amount over the estimated term of the convertible debentures using the effective interest rate method.
Revenue recognition
(i)	License fees
License fees consisted of initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments were recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fee payments received which require the ongoing involvement of the Company, were deferred and amortized into income on a straight-line basis over the expected period of ongoing involvement by the Company. Revenue associated with multiple element arrangements are attributed to the various elements based on their relative fair values compared to vendor specific objective evidence.
(ii)	Product sales (discontinued operations)
Revenue from product sales were recognized when the product was shipped from the Company’s facilities to the customer as long as the Company had not retained any significant risks of ownership or future obligations with respect to products shipped, persuasive evidence of a contract or similar arrangement governing the transaction exists and collection was reasonably assured.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
2.	Significant accounting policies (continued)
Research and development expenses
Research costs which include salaries and benefits, clinical trial costs, patent costs and other related costs less any investment tax credits are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian GAAP for deferral and amortization. No development costs have been deferred to date.
Clinical trial expenses
Clinical trial expenses are a component of research and development costs and include fees paid to contract research organizations, investigators and other vendors who conduct certain product development activities on behalf of the Company. The amount of clinical trial expenses recognized in a period related to service agreements are based on estimates of the work performed using the accrual basis of accounting. These estimates are based on patient enrollment, services provided and goods delivered, contractual terms and experience with similar contracts. We monitor these factors to the extent possible and adjust our estimates, accordingly. Prepaid expenses or accrued liabilities are adjusted if payments to service providers differ from estimates of the amount of service completed in a given period.
Investment tax credits
The recovery of investment tax credits for scientific research and development is recognized in the year the related qualifying expenditure is made providing there is reasonable assurance of recoverability and the amount can be reasonably estimated. The investment tax credit recoverable is applied to reduce the related cost of expenditures for research and development. The investment tax credits are subject to review and audit by the appropriate taxation authorities. Investment tax credits of $104,000 have been applied to reduce research and development expenditures for the year ended March 31, 2009 (2008 — $133,694 and 2007 — $172,866).
Stock-based compensation
The Company recognizes stock-based compensation expenses for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at their fair values at the grant date using the Black-Scholes option pricing model which takes into consideration the risk free interest rates, expected term and historical volatility of the stock options issued and is expensed over the expected vesting periods of the options. Options or other equity based instruments issued to non-employees in exchange for goods or services are accounted for based on the fair value of the option or other equity instrument issued, whichever is more reliably measurable. The value of stock-based compensation expensed is charged to contributed surplus and consideration received upon exercise of options together with any related contributed surplus is recorded as share capital.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
2.	Significant accounting policies (continued)
Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined and recorded based on temporary differences between the financial reporting and tax bases of various assets and liabilities, measured using substantively enacted tax rates that are expected to apply in the year in which the temporary differences are expected to reverse. Future income tax assets are recognized only to the extent that they are more likely than not to be realized.
Earnings per share
Basic earnings per share is computed by dividing net earnings for the year by the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method, by adjusting the weighted average number of shares outstanding during the year to reflect the potential dilution that would occur if outstanding “in the money” convertible debentures, stock options or warrants were converted or exercised. As at March 31, 2009, 2008 and 2007, anti-dilutive stock options have been excluded from the computation of diluted loss per share.
Financial instruments — Recognition and measurement
Section 3855 establishes standards for recognizing financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. The Company designated its cash and cash equivalents and short term investments as available for trading. Accounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities and current liabilities related to discontinued operations are classified as other financial liabilities.
Transaction costs are expensed as incurred for financial instruments classified or designated as held for trading. For other financial instruments, transaction costs are capitalized on initial recognition. Financial assets and financial liabilities held for trading are measured at fair value with changes in those fair values recognized in other income. Loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
3.	Adoption of new accounting standards and recent pronouncements

On April 1, 2008, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These Sections were effective for interim periods beginning on or after October 1, 2007. There was no material impact on the Company’s financial condition or operating result, as a result of the adoption of these new standards.

Section 1535, Capital Disclosures

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, qualitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance (see Note 9).

Section 3031, Inventories

This standard relates to the measurement and disclosure of inventories. It applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The Company adopted the standard commencing for its interim and annual financial statements for the fiscal year ending March 31, 2009.

This standard replaces Section 3030 and establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of costs, including allocation of overhead expenses and other costs to inventory. Inventories must be measured at the lower of cost and net realizable value. Consistent use must be made of the method of determining inventory values. Reversal of previous write-downs is required when there is subsequent increase in the value of inventories. The adoption of this standard did not have a significant impact on the financial position or results of operations.

Section 3862, Financial Instruments – Disclosure, Section 3863 Financial Instruments – Presentation

These standards replace Section 3861, Financial Instruments – Disclosure and Presentation, and increase the disclosures previously required which enable the users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. The Company has included disclosures to comply with the new Sections in Note 13.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
3.	Adoption of new accounting standards and recent pronouncements (continued)

Section 1400, General Standards of Financial Statement Presentation

In May 2007, the CICA issued amended Handbook Section 1400, “General Standards of Financial Statement Presentation.” The Section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. The adoption of this standard did not have a significant impact on the financial position or results of operations commencing with the Company’s consolidated financial statements for the fiscal year ended March 31, 2009.

The following section was early adopted. The new section applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2008.

Section 3064, Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets,” which replaces Section 3062, “Goodwill and Intangible Assets,” and Section 3450, “Research and Development Costs.” Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The early adoption of this standard did not have a significant impact on the financial position or results of operations commencing with the Company’s consolidated financial statements for the fiscal year ended March 31, 2009.

Future accounting changes

Section 1582, Business Combinations

This Section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at acquisition date fair value. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is equivalent to the International Financial Reporting Standards on business combinations. The Company will be required to adopt this standard prospectively for business combinations with acquisition dates on or after April 1, 2011, but may adopt the standard sooner. The Company will assess the impact of adopting this standard on the consolidated financial statements.

Section 1601, Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards. This Section establishes the standards for preparing consolidated financial statements and is effective for the Company on April 1, 2011. Earlier adoption is permitted. The Company is currently assessing the impact this standard will have on its financial position and results of operations.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
3.	Adoption of new accounting standards and recent pronouncements (continued)

Future accounting changes (continued)

Section 1602, Non-controlling interests

In January 2009, the CICA issued Handbook Section 1602, Non-controlling interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination, and is effective for the Company on April 1, 2011. The Company is currently assessing the impact this standard will have on its financial position and results of operations.

International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. The Company’s first year end under IFRS will be March 31, 2012. Management is currently assessing the impact of adopting IFRS and it has not yet determined its effect on the Company’s consolidated financial statements.

4.	Receivables

	2009	2008
	$	$

Trade receivable	—	65,925
Input tax credits receivable	495,296	496,941
Investment tax credits receivable	240,098	530,162
Other receivables	36,956	46,486

	772,350	1,139,514

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
5.	Property and equipment

		Accumulated
2009	Cost	amortization	Net Book Value
	$	$	$

Furniture and office equipment	499,448	391,600	107,848
Computer software	1,575	853	722
Leasehold improvements	3,861	3,069	792
Machinery and equipment	1,635,129	667,765	967,364
Motor vehicles	71,869	37,517	34,352

	2,211,882	1,100,804	1,111,078

		Accumulated
2008	Cost	amortization	Net Book Value
	$	$	$

Furniture and office equipment	526,237	386,223	140,014
Computer software	12,554	10,979	1,575
Leasehold improvements	107,054	103,804	3,250
Machinery and equipment	1,586,706	528,778	1,057,928
Motor vehicles	72,756	31,268	41,488

	2,305,307	1,061,052	1,244,255

6.	License fees

On November 27, 2002, the Company entered into a license and collaboration agreement to grant the European licensing rights to commercialize certain products. During the year ended March 31, 2003, the Company received a $2,974,430 payment from Laboratorios Del Dr. Esteve, S.A. (“Esteve”) under the agreement. The Company was amortizing the initial license fee on a straight-line basis over the estimated seven-year period of ongoing involvement by the Company.

On May 11, 2007, the Company and Esteve entered into an agreement to terminate the licence and collaboration agreement. Accordingly, the Company has recognized the remaining balance of deferred revenue of $500,745 during the year ended March 31, 2008.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
7.	Convertible debentures
(a)	Series LIBOR plus 4% convertible debenture

	Liability	Equity
	Component	Component	Total
	$	$	$

Gross proceeds from issuance	3,351,201	2,148,799	5,500,000
Issuance cost	(329,490)	(211,270)	(540,760)
Accretion	86,031	—	86,031

Balance, March 31, 2008	3,107,742	1,937,529	5,045,271
Gross proceeds from issuance in this period	6,605,529	3,494,471	10,100,000
Issuance costs	(649,456)	(343,577)	(993,033)
Accretion	734,101	—	734,101

Balance, March 31, 2009	9,797,916	5,088,423	14,886,339

On October 17, 2007, the Company closed an equity and debt financing (the “Financing”) for gross proceeds of $4,490,000 (see Note 8(b) (ii) and $15,600,000, respectively. Under the Financing, the convertible debenture was to be issued in a series of tranches, subject to certain conditions. On October 17, 2007, December 31, 2007 and March 31, 2008, the Company issued tranches of the convertible debenture for gross proceeds of $2,000,000, $1,500,000 and $2,000,000, respectively.

On June 30, 2008, September 30, 2008, December 31, 2008, and March 31, 2009, the Company issued tranches of the convertible debenture for gross proceeds of $2,000,000, $2,000,000, $2,000,000 and $4,100,000 respectively. Under the terms of the agreement, the debenture matures on October 17, 2009. However, in the event that the Company delivered on or before maturity a certificate certifying that the Company would be unable to repay the principal amount on the maturity date then subject to certain conditions, the maturity date would be extended for two years. Effective March 31, 2009, the Company notified the debenture holder an indirect wholly-owned subsidiary of CK Life Sciences Int’l., Inc. (“CKLS”) that the Company is extending the maturity date of the debenture in accordance with the terms of the agreement to October 17, 2011. The Company is required to comply with the covenants set out in the agreement until the principal amount and any accrued and unpaid interest is repaid.

The convertible debenture bear interest at the London Interbank Offered Rate (“LIBOR”) plus 4% per year, calculated semi-annually in arrears, and payable semi-annually commencing March 31, 2008. If the payment of interest is in default, the Company may be required to issue restricted voting shares at an issue price equal to the volume weighted average market price (“VWAP”) of such shares on the TSX for each trading day over the six-month period prior to the date that the interest payment is due, less a discount of 30%, subject to a minimum price of $0.05 per share and a maximum price of $1.75 per share (the “Discounted Market Price”). Interest accrued to March 31, 2009, included in accounts payable and accrued liabilities is $813,497.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
7.	Convertible debentures (continued)
(a)	Series LIBOR plus 4% convertible debentures (continued)

The principal amount of the convertible debentures is convertible into restricted voting shares at the holder’s option on and after maturity of the two-year term, upon default or in the event that an offer for effective control of the Company is received. The restricted voting shares to be issued upon conversion on the maturity date are to be issued at a price equal to the Discounted Market Price of such shares on the date of conversion and in all other cases at an issue price equal to the VWAP of such shares on the TSX over the last five trading days prior to the conversion date.

The liability components of the convertible debentures are recorded at amortized cost and accrete to the principal amount over the estimated term of the convertible debentures using an effective interest rate of 28%.

In connection with the Financing, the Company incurred in the year ended March 31, 2008, direct issuance costs of $1,560,050. The Company has allocated these direct issuance costs to the various financial instruments issuable under the Financing based on their relative fair values. As at March 31, 2008, the Company has allocated direct issuance costs of $531,257 to the restricted voting shares (see Note 8(b)(ii)) and $329,490 and $211,270 to the liability and equity components of the convertible debentures, respectively and has deferred the remainder of $488,033 in other assets.

During the year ended March 31, 2009, in connection with the debenture financing, the Company has allocated $993,033 to the liability and equity components of the convertible debentures based on their relative fair values. Issuance costs comprise finder’s fees of $505,000 and other direct issuance costs of $488,033, which were incurred in the year ended March 31, 2008 and classified as other assets as at March 31, 2008. The full amount of finder’s fees was accrued for as at March 31, 2009 (see Note 12 (b)).

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
7.	Convertible debentures (continued)
(b)	Series 5.5% convertible debentures

On June 18, 2007, as amended on September 29, 2007, the Company entered into settlement agreements with the holders of Series 5.5% convertible debentures. Under the agreement, the Company agreed to pay US$2,089,396 towards interest and principal outstanding of US$3,241,875 and US$89,396, respectively. On October 17, 2007, the proceeds from the Financing described in Note 7(a) were utilized to repay the convertible debentures resulting in a gain of US$1,241,875 from early repurchase.

	Liability	Equity
	Component	Component
	$	$

Balance March 31, 2007	3,689,272	725,018
Accretion	44,454	—
Foreign exchange gain	(552,372)	—
Principal repayment	(1,966,800)	—
Gains on repurchase of convertible debentures	(1,214,554)	(725,018)

Balance, March 31, 2008 and 2009	—	—

8.	Share capital
(a)	Authorized share capital:

Authorized share capital of the Company consists of one class A special share and an unlimited number of restricted voting shares without par value. There are a number of rights and restrictions in the Class A special share and restricted voting shares as set out in the subscription agreement dated July 15, 2007.

(b)	Issued and outstanding share capital
(i)	Class A Special Shares

	Number of Class A
	Special Shares
	Outstanding	Amount
		$

Balance, March 31, 2007	—	—
Issued during the year	1	1

Balance, March 31, 2008	1	1
Issued during the year	—	—

Balance, March 31, 2009	1	1

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
8.	Share capital (continued)
(b)	Issued and outstanding share capital (continued)
(i)	Class A Special Shares (continued)

On October 17, 2007, the Company issued one class A Special Share for $1 concurrent with the Financing described in Note 7(a).

The holder of the class A special share is entitled to receive notice and to attend all meeting of shareholders of the Company, which the holders of the restricted voting shares are entitled to attend. The holder of the class A special share is entitled, separately as a class, to elect a certain number of the directors of the Company, such number being dependent on the ratio of restricted voting shares held by the holder of the class A special share to the total issued and outstanding restricted voting shares rounded up to the nearest whole number. The holder of the class A special share shall not be entitled, as such, to vote at any meeting of the shareholders of the restricted voting shares of the Company.

So long as the Debenture or any portion thereof (including accrued interest) remains outstanding or CKLS beneficially owns or controls, directly or indirectly, 10% or more of the outstanding restricted voting shares of the Company:

(a)
the Company and the board will not appoint or dismiss the Chairman and the Vice-Chairman of the board or the Chairman of the Audit committee without the prior written approval of the holder of the class A special share;

(b)	the board shall appoint the class A special share holder’s representative on the board to fill the position of Chairman of the board;

(c)
subject to applicable law, the holder of the class A special share shall be entitled to designate the appointment and termination of the Chief Executive Officer, the Chief Financial Officer and the Chief Scientific Officer of the Company, which shall be effected by the board; and

(d)
subject to the applicable law, the holder of the class A special share shall be entitled to designate the appointment and termination of appointment of the Chairman of the Company’s subsidiary, NMLP, which shall be effected by the board.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
8.	Share capital (continued)
(b)	Issued and outstanding share capital (continued)
(i)	Class A Special Shares (continued)

The holder of the class A special share is not entitled to receive dividends.

In the event of a liquidation, dissolution or winding up of the Company, or other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, there will be paid to the holder of the class A special share, in preference to and priority over any distribution or payment on any other share in the capital of the Company the amount of $1.00, and after such payment the holder of the class A special share shall not be entitled to participate in any further distribution of property or assets of the Company in respect of the class A special share held.

The class A special share shall automatically be cancelled, without any further action on the part of the Company, if the CKLS at any time ceases to beneficially own or control, directly or indirectly, 10% or more of the issued and outstanding restricted voting shares and no part of the Debenture (including any accrued interest) remains outstanding.

The class A special share is non-transferable and non-assignable except to an affiliate of CKLS.

There are no redemption provisions and no liability for further capital calls associated with the Company’s restricted voting shares.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
8.	Share capital (continued)
(b)	Issued and outstanding share capital (continued)
(ii)	Restricted Voting Shares

	Number of
	Restricted Voting
	Shares Outstanding	Amount
		$

Balance, March 31, 2006	35,059,451	62,766,019
Issued [1]	8,750,000	1,464,750

Balance, March 31, 2007	43,809,451	64,230,769
Issued for cash pursuant to a private placement [2]	16,327,272	3,899,381

Balance, March 31, 2008 and 2009	60,136,723	68,130,150

[1]
On January 8, 2007, the Company issued 8,750,000 restricted voting shares (formerly common shares) at $0.18 per share for gross proceeds of $1,575,000 under a non-brokered private placement before issuance costs of $110,250.

[2]
On October 17, 2007, the Company issued 16,327,272 restricted voting shares at $0.275 per share for gross proceeds of $4,490,000 concurrent with the Financing described in Note 7(a). In connection with the Financing, the Company incurred direct share issuance costs of $531,257 and other indirect costs of $59,362 for an aggregate amount of $590,619.

The holders of the restricted voting shares of the Company are entitled to receive notice of and to attend all meetings of the shareholders of the Company (other than a separate meeting of the holders of another class of shares) and have one vote for each restricted voting share held.  The directors are elected at each annual meeting of shareholders and do not stand for re-election at staggered intervals.

The holders of restricted voting shares are entitled to receive dividends and the Company will pay dividends, as and when declared by the board of directors, out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
8.	Share capital (continued)
(b)	Issued and outstanding share capital (continued)
(ii)	Restricted Voting Shares (continued)

Subject to the rights of the holder of the class A special share, in the event of the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of restricted voting shares shall be entitled to participate equally, share for share, at the same time, in the distribution of the remaining property and assets of the Company.

There are no redemption provisions and no liability for further capital calls associated with the Company’s restricted voting shares.
(c)	Stock options

The Company has a stock option plan which provides for the granting of up to 9,300,000 stock options to acquire common shares to executive officers, directors, employees, consultants and clinical advisory board members. A total of 2,786,566 share options have been exercised and are not available for reissue. As at March 31, 2009, the Company has 3,376,434 (March 31, 2008 — 3,565,101) stock options available for future issuance under the plan. The stock options available for issuance under the plan vest over various periods and have maximum exercise terms of five years.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
8.	Share capital (continued)
(c)	Stock options (continued)
Stock option transactions during the years ended March 31, 2009, and March 31, 2008, are summarized as follows:

		Weighted
	Number of	Average
	Options	Exercise Price
		$

Balance, March 31, 2006	3,485,946	2.71
Granted	1,070,000	0.38
Forfeited	(468,334)	2.96
Expired	(120,000)	2.09

Balance, March 31, 2007	3,967,612	2.07
Granted	150,000	0.51
Forfeited	(227,000)	2.65
Expired	(942,279)	1.98

Balance, March 31, 2008	2,948,333	1.94
Granted	1,560,000	0.44
Forfeited	(366,333)	2.06
Expired	(1,005,000)	3.65

Balance, March 31, 2009	3,137,000	0.63

The Company’s outstanding options as at March 31, 2009, are as follows:

	Options Outstanding
		Weighted
		Average	Weighted	Options Exercisable
		Remaining	Average		Weighted
	Number of	Contractual	Exercise	Number of	Average
Expiration Dates	Options	Life (years)	Price	Options	Exercise Price
			$		$

December 27, 2010	150,000	1.74	1.50	150,000	1.50
January 26, 2011	433,000	1.82	1.55	433,000	1.55
September 29, 2011	844,000	2.50	0.38	662,663	0.38
November 19, 2012	150,000	3.64	0.51	75,000	0.51
June 16, 2013	150,000	4.21	0.86	150,000	0.86
September 24, 2013	1,015,000	4.49	0.46	773,333	0.46
December 11, 2013	200,000	4.70	0.25	62,500	0.25
January 1, 2014	60,000	4.76	0.36	20,000	0.36
March 17, 2014	60,000	4.96	0.19	15,000	0.19
March 25, 2014	75,000	4.97	0.20	—	—

	3,137,000	3.44	0.63	2,341,496	0.72

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
8.	Share capital (continued)
(d)	Stock-based compensation
For the years ended March 31, 2009 and 2008, the stock-based compensation expense was allocated to general and administrative expenses and research and development expenses as follows:

	2009	2008	2007
	$	$	$

General and administrative	346,679	264,956	57,111
Research and development	161,207	55,369	138,717

	507,886	320,325	195,828

The following table presents the weighted average assumptions used to determine the stock-based compensation expense using the Black-Scholes option-pricing model for the years ended March 31:

	2009	2008	2007

Expected volatility	91.0%	93.6%	77.6%
Risk-free interest rate	2.5%	3.75%	3.89%
Expected option lives	5 years	5 years	5 years
Dividend yield	0.0%	0.0%	0.0%

Weighted-average grant date fair value	$0.44	$0.37	$0.23

9.	Capital disclosure
The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern and to provide the financial capability to conduct the Company’s research into the discovery, development, manufacturing and commercialization of drug products to treat pain, and to conduct the related clinical trial investigations in order to meet the Company’s strategic objectives. The Company’s capital structure consists of shareholders’ equity and convertible debentures. The Company manages the capital structure in light of changes in economic conditions and the requirements and risk characteristics of its assets. In order to maintain or adjust the capital structure, the Company may attempt to issue new shares or raise debt, or dispose of assets. The Board of Directors does not establish quantitative return on capital criteria for management. The Company’s overall strategy with respect to capital management remains unchanged from the year ended March 31, 2008.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
10.	Income taxes
In assessing the realization of the Company’s future income tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax assets considered realizable could change materially in the near term based on future taxable income during the carry-forward period.
The potential income tax benefits relating to future income tax assets have not been recognized in the consolidated financial statements as their realization does not meet the requirement of “more likely than not” under the asset and liability method of tax allocation.
(a)	The significant components of the Company’s future income tax assets are as follows:

	2009	2008
	$	$

Future income tax assets:
Non-capital tax losses carried forward	8,556,000	7,031,000
Research and development deductions and credits	7,420,000	7,443,000
Property and equipment	1,677,000	1,741,000
Other	334,000	554,000

Total gross future income tax assets	17,987,000	16,769,000
Valuation allowance	(17,987,000)	(16,769,000)

Net future income tax assets	—	—

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
10.	Income taxes (continued)
(b)
As at March 31, 2009, the Company has accumulated non-capital losses carried forward of $37,281,000 (2008 — $29,693,000) available to reduce taxable income in future years in Canada ($24,111,000), United States ($59,000), Hong Kong ($9,058,000), and PRC ($4,054,000). In addition, the Company has approximately $17,606,000 (2008 — $17,536,000) of scientific research and experimental development expenditures, which can be carried forward indefinitely to reduce Canadian taxable income of future years. The Company also has approximately $4,024,000 (2008 — $3,808,000) federal scientific research and experimental development tax credits available to offset Canadian federal income taxes otherwise payable. The non-capital loss carry forwards and investment tax credits expire as follows:

		Non-Capital
	Investment	Loss Carry
	Tax Credits	Forwards
	$	$

2010-2014	1,103,000	6,261,000
2015-2019	2,921,000	2,857,000
2024-2029	—	19,105,000
No expiry	—	9,058,000

	4,024,000	37,281,000

(c)
The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 30% (2008 — 26% and 2007 — 34%) statutory tax rate is as follows:

	2009	2008	2007
	$	$	$

Income tax recovery at statutory rates	(2,414,000)	(725,000)	(1,624,000)
Tax effect of non-deductible expenses	490,000	126,000	294,000
Change in estimates	—	3,061,000	—
Change in valuation allowance	1,218,000	(2,577,000)	1,034,000
Foreign subsidiary tax rate differences	145,000	124,598	296,000
Change in tax rate on prior year future income tax balances	402,000	—	—
Effect of change in foreign exchange rate on prior year foreign subsidiary future tax balances	159,000	—	—

Income tax expense	—	9,598	—

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
10.	Income taxes (continued)
The Company is subject to assessments by various taxation authorities which may interpret tax legislations and tax filing positions differently from the Company. The Company provides for such differences when it is likely that a taxation authority will not sustain the Company’s filing position and the amount of the tax exposure can be reasonably estimated. As At March 31, 2009 and 2008, no provisions have been made in the financial statements for any estimated tax liability.
11.	Related party transactions
The Company incurred legal fees of $117,743 (2008 — $600,190 and 2007 — $366,234) charged by a law firm to which the Company’s corporate secretary provided consulting services on a part-time basis. These legal fees are included in general and administrative expenses. As at March 31, 2009, there were no legal fees payable to this law firm (2008 — $11,279). During the year ended March 31, 2009, total fees paid to the corporate secretary for corporate secretarial services performed was $30,000 (2008 — $30,000). These transactions were incurred in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.
Furthermore, the Company paid US$90,875 to CKLS or its affiliates as reimbursement for expenses incurred in providing administrative assistance to the Company for the year ended March 31, 2009.
12.	Commitments and contingencies
(a)	Lease commitments and guarantees
The Company has entered into operating lease agreements with respect to its premises and facilities for which the minimum lease payments required under these agreements for the next five years are as follows:

$

2010	154,258
2011	7,458
2012-2013	—

161,716

On December 30, 2005, the Company assigned the lease of its former Vancouver office premises, with a total future commitment remaining until May 31, 2014, for base rent of $1,352,010 (2008 — $1,590,600) plus operating costs to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
12.	Commitments and contingencies (continued)
(b)	Litigation
On April 25, 2008, the Company received formal demand for payment of $1,094,000 in respect of sums allegedly owing pursuant to a Finder’s Fee Agreement dated February 8, 2007, (the “Agreement”) between the Company and a businessman resident in China. The Agreement provides for a fee calculated as a percentage of equity and debt proceeds provided in relation to the CKLS Financing, as consideration for the performance of the tasks relating to the introduction of the Company to CKLS, obtaining a proposal from CKLS for financing and assisting with achieving an agreement between the Company and CKLS on certain specified terms. The letter stated that if payment was not made proceedings would be initiated at the British Columbia Commercial Arbitration Centre. On May 9, 2008 WEX responded to the demand denying liability and refusing to pay the sum demanded. On February 20, 2009 WEX received correspondence requesting WEX’s further consideration of the payment. On April 29, 2009 WEX responded, again denying liability and refusing to pay the sum demanded. No formal proceedings have been initiated. However, the full amount is accrued for as at March 31, 2009, and is included in accounts payable and accrued liabilities.
13.	Financial instruments
The Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities and convertible debentures. The fair value of cash and cash equivalents, short-term investments, receivables and accounts payable and accrued liabilities approximate carrying value because of their short-term nature. At March 31, 2009, the carrying value of the convertible debenture is stated at amortized cost and amounts to $9,797,916. The fair value of the convertible debenture was not significantly different from its carrying amount as at March 31, 2009 and 2008, and the Company believes it would obtain relatively similar interest rates for a debenture with similar terms and conditions.
Credit risk
Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company maintains substantially all of its cash and cash equivalents and short-term investments with high-credit quality financial institutions and only investing in liquid investment grade securities. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company has significant receivables from Canadian government authorities for refundable taxes and thus believes that the risk of collection of such receivables is low.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
13.	Financial instruments (continued)
Foreign currency risk
Foreign currency exchange rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes of foreign exchange rates. As the Company operates on an international basis, foreign exchange risk exposures arise from transactions and balances denominated in foreign currencies. The Company’s foreign exchange risk arises primarily with respect to the Chinese Renminbi. The Company’s subsidiary, NMLP, operates in the People’s Republic of China (“PRC”) and uses the Chinese Renminbi as its functional currency. The Chinese Renminbi is not considered a freely convertible currency. Future exchange rates for the Renminbi could vary significantly from current or historical exchange rates as a result of controls that could be imposed by the PRC government. The Company does not currently expect these restrictions to affect the free flow of cash in the normal course of operations. As at March 31, 2009, $50,901 of cash (March 31, 2008 - $173,870) was denominated in Chinese Renminbi. Given the small holding in foreign currency, fluctuation in exchange rates will result in insignificant changes in foreign exchange gain or loss.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due or to fund the programs and commitments that the Company has planned. The Company controls its liquidity risk through the management of its capital structure, cash flows and the availability and sourcing of financing. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. The Board of Directors reviews and approves the Company’s operating budgets, as well as any material transactions out of the ordinary course of business.
Contractual obligations as of March 31, 2009, consist of the following:

	Less than 3
	months	3-6 months	6-12 months	Greater
	$	$	$	$

Accounts payable	2,077,852	—	3,905	943,428
Interest on convertible debentures	—	578,712	578,712	1,806,868
The Company has a convertible debenture balance at March 31, 2009, of a nominal amount of $15,600,000. The interest obligation on the convertible debentures is reflected in the above presentation. Effective March 31, 2009, the Company notified the debenture holders that the Company is extending the maturity date of the debenture in accordance with the terms of the agreement to October 17, 2011.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
13.	Financial instruments (continued)
Interest rate risk
The Company’s short-term investments and convertible debentures are subject to interest rate cash flow risk. The Company’s short-term investments bear interest at variable rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Company’s convertible debentures bear interest at a floating rate, which resets periodically. A 1% increase in the London Interbank Offered Rate (LIBOR) would increase the interest expense by $156,000, assuming all other variables remained constant. The same increase in the Company’s Guaranteed Investment Certificates (“GIC”) with a Canadian bank will result in an insignificant increase in interest income.
14.	Segmented information
The Company operates in the pharmaceutical industry and is manage as one reportable business segment. The following table summarizes revenue and long-lived assets by geographic segments and major customers representing, on an individual basis, revenue in excess of 10% of the Company’s total revenue:
(a)	Long-lived assets

	2009	2008
	$	$

Canada	48,431	52,130
Hong Kong	18,159	16,740
China	1,044,488	1,175,385

Total for continuing operations	1,111,078	1,244,255
China — discontinued operations	—	426,869

	1,111,078	1,671,124

Long-lived assets consist of property and equipment.
(b)	Major customers
Revenue from license fees of $500,745 for the year ended March 31, 2008, was derived solely from Esteve, which is located in Spain.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
15.	Discontinued operations
In July 2008, we announced our decision to discontinue the generic pharmaceutical business in Nanning, China. In September 2008, we closed the manufacturing operations and wrote off $508,000 of assets used substantially in the generic pharmaceutical business and which consisted of $400,000 of property and equipment and $108,000 of inventories. The discontinuing of these operations allows the Company to focus its effort in the development of Tectin. Accordingly, all revenue, expenses and assets related to the generic pharmaceutical manufacturing business have been classified as discontinued operations for the years ended March 31, 2009, and 2008.
The following table summarizes the results of discontinued operations of the generic pharmaceuticals manufacturing division of our subsidiary, Nanning Maple Leaf Pharmaceutical Co., Ltd. (“NMLP”).

	2009	2008	2007
	$	$	$

Revenue	62,313	501,022	356,802
Cost of goods sold and operating expenses	(366,905)	(485,372)	(427,110)

Income (loss) from discontinued operations	(304,592)	15,650	(70,308)
Write-off of assets	(508,424)	—	—

Net earnings (loss) from discontinued operations	(813,016)	15,650	(70,308)

	2009	2008	2007
	$	$	$

Cash (used in) provided by operating activities	(262,152)	38,229	(36,669)
Cash (used in) provided by investing activities	—	—	—
Cash (used in) provided by financing activities	—	—	—

Cash (used in) provided by discontinuing activities	(262,152)	38,229	(36,669)

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
15.	Discontinued operations (continued)

	2009	2008
	$	$

Current assets
Inventories	—	135,397

Current assets	—	135,397

Long-term assets
Property and equipment	—	426,869

Long-term assets	—	426,869

Current liabilities
Accounts payable and accrued liabilities	48,190	73,697

Current liabilities	48,190	73,697

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
16.	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP
Our Consolidated Financial Statements are prepared in accordance with Canadian GAAP. As required by the U.S. Securities and Exchange Commission (SEC), material differences between Canadian and U.S. GAAP are quantified and described below.

			March 31,			March 31,			March 31,
			2009			2008			2007
			$			$			$

Net loss in accordance with Canadian GAAP			(8,048,038)			(2,799,339)			(4,760,120)
Adjustments for:
Decrease in interest expense on Convertible Debentures (5.5%)			—	b	)	44,454	b	)	528,112
Increase in foreign exchange gain on Convertible Debt			—	b	)	28,573	b	)	16,807
Decrease in gain on early repurchase of Convertible Debentures (5.5%)				b	)	(24,741)			—
Decrease in interest expense — Convertible Debentures (4.4%)	a	)	56,888	a	)	23,624			—

			56,888			71,910			544,919

Net loss in accordance with U.S. GAAP			(7,991,150)			(2,727,429)			(4,215,201)

Basic and diluted loss per share in accordance with Canadian GAAP			(0.13)			(0.05)			(0.13)
Basic and diluted loss per share in accordance with U.S. GAAP			(0.13)			(0.05)			(0.11)

Weighted average number of shares outstanding			60,136,723			51,235,000			37,025,000

Total shareholders’ equity (deficiency) in accordance with Canadian GAAP			(1,545,112)			2,844,146			(513,751)
Adjustments for:
Adjustment to opening shareholders’ equity under U.S. GAAP	a	)	23,624			(48,286)	b	)	(593,205)
Adjustment to current year net earnings			56,888			71,910			544,919
Additional Paid in Capital	a	)	5,909,049	a	)	2,864,665			—
Reversal of equity component	a	)	(5,088,423)	a	)	(1,937,529)			—

Total shareholders’ equity (deficiency) in accordance with U.S. GAAP			(643,974)			3,794,906			(562,037)

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
16.	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)

Accounting for convertible debentures
(a)	Series LIBOR plus 4% convertible debentures

Under Canadian GAAP, the conversion option embedded in the convertible debentures is presented separately as an equity component (Note 7(a)).

Under U.S. GAAP, the Company analyzed the Series LIBOR plus 4% convertible debentures and determined that the conversion options did not contain embedded derivatives that would be bifurcated and accounted for separately under the requirements of SFAS 133 and related guidance. The Company did determine that the convertible debentures contained beneficial conversion features that must be accounted for under the provisions of EITF 98-5 and EITF 00-27. Accordingly, the amount of $5,088,423 ($1,937,527 in 2008) recorded as equity component under Canadian GAAP was reversed. At the commitment date for each tranche of the convertible debenture issued, the intrinsic value of the beneficial conversion feature was calculated and recorded as a debt discount with an offsetting credit to additional paid-in capital. The debt discount is amortized to income over the life of the convertible debenture since the instrument has a stated maturity date.

In addition, under Canadian GAAP a portion of the financing costs related to the issuance of the convertible debentures were allocated to the equity instrument and not amortized, while under U.S. GAAP all of the financing costs would be allocated to the debt instrument and amortized over the term of the debt.

The initial intrinsic value of the beneficial conversion feature associated with the conversion feature of the $2,000,000 debenture issued on October 17, 2007 (see Note 7(a)) was in excess of the proceeds and as a result, the debt discount assigned to the beneficial conversion feature was limited to the proceeds assigned to the debenture.

Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 17, 2011, the carrying value of the debentures will be their face value. The Company has recognized $56,888 ($23,624 in 2008) of additional accretion expense under Canadian GAAP compared to U.S. GAAP during the year ended March 31, 2009.

(b)	Series 5.5% convertible debentures

Under Canadian GAAP, the conversion option embedded in the convertible debentures is presented separately as an equity component (Note 7(b)).

Under U.S. GAAP, the Company analyzed the Series 5.5% convertible debentures and determined that the conversion option did not contain embedded derivatives that would be bifurcated and accounted for separately under the requirements of SFAS 133 and related guidance. In addition, the Company determined that the convertible debentures did not contain a beneficial conversion feature under the provisions of EITF 98-5 and EITF 00-27. As a result, the convertible debentures would be accounted for under APB 14 which states that no portion of the proceeds from the issuance of a convertible debt security should be allocated to the conversion feature. Accordingly, the amount of $2,332,443 recorded as equity component under Canadian GAAP was reversed.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
16.	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)

Accounting for convertible debentures (continued)
(b)	Series 5.5% convertible debentures (continued)

The opening adjustment to shareholders’ equity under U.S. GAAP related to Series 5.5% convertible debentures consists of the following:

$

Reduced interest expense (years ended March 31, 2006 and 2005)	630,377
Foreign exchange (years ended March 31, 2006 and 2005)	278,345
Gain on early repurchase of convertible debentures	830,516
Reversal of equity component recorded under Canadian GAAP	(2,332,443)

Adjustment to shareholders’ (deficiency)	(593,205)

Under Canadian GAAP, each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on December 31, 2007, the carrying value of the debentures will be their face value. Under U.S. GAAP, no such accretion is required and the accretion expense recorded under Canadian GAAP has been reversed for U.S. GAAP purposes as follows: The Company recognized a reduction of $44,454 and $528,112 of accretion expenses during the year ended March 31, 2008 and 2007 respectively and an increase of $28,573 and $16,807 of foreign exchange gain during the year ended March 31, 2008 and 2007 respectively and a decrease of $24,741 of the gain on early repurchase of convertible debentures under U.S. GAAP during the year ended March 31, 2008.

(c)	Changes in Accounting Policy under U.S. GAAP:

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” which is an interpretation of SFAS No. 109, “Accounting for Income Taxes.” FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from SFAS No. 5, “Accounting for Contingencies.”

FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company implemented this interpretation in fiscal 2008, with no significant impact due to its history of tax losses.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
16.	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)
(c)	Changes in Accounting Policy under U.S. GAAP: (continued)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The adoption did not have a material impact on the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115.” SFAS No. 159 permits companies to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on these items will be reported in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument (with a few exceptions), is irrevocable and is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adoption of this Section did not have a material impact on the consolidated financial statements.

In June 2008, FASB issued EITF Issue No. 08-4, “Transition Guidance for Conforming Changes to Issue No. 98-5 (“EITF No.08-4”). The objective of EITF No.08-4 is to provide transition guidance for conforming changes made to EITF No.98-8, “Accounting for Convertible Securities with Beneficial Conversion Features on Contingently Adjustable Conversion Ratios,” that result from EITF No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments,” and SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This issue is effective for financial statement issued for fiscal years ending after December 15, 2008. The adoption did not have a material impact on the consolidated statements.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
16.	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)
(d)	Future Accounting Pronouncements under U.S. GAAP:

In December 2007, the FASB revised SFAS No. 141R, “Business Combinations.” This revision establishes principles and requirements for how the acquirer recognizes and measures, in its financial statements, the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquire, recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and how it determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement is required to be adopted by the Company for business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning on or after December 15, 2008. The Company is currently assessing the impact of the adoption of this Section on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51.” SFAS No. 160 establishes accounting and reporting standards for non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of the adoption of this Section on its consolidated financial statements.

In May 2008, the FASB issued FASB Staff Position (“FSP”) No.APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP No. APB14-1”). FSP No. APB14-1 specifies that issuers of convertible debt instruments that may be settled in cash should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP No. APB14-1 is effect for the Company’s fiscal year beginning April 1, 2009, and the Company does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

In June 2008, the FASB ratified the consensus reached by EITF on Issue 07-5, “Determining Whether an Instrument (of Embedded Feature) is Indexed to an Entity’s Own Stock” (Issue 07-5”). Under Issue 07-5, an instrument (or embedded feature) would not be considered indexed to an entity’s own stock if this settlement amount is affected by variables other than those used to determine the fair value of a “plain vanilla’ option or forward contract on equity shares, or if the instrument contains a feature (such as a leverage factor) that increases exposure to those variables. An equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other that the issuer’s functional currency. This Issue is effective for financial statement issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. The Company does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

WEX PHARMACEUTICALS INC.
Notes to the consolidated financial statements
Year ended March 31, 2009
16.	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)
(d)	Future Accounting Pronouncements under U.S. GAAP: (continued)

In March 2008, the FASB issued SFAS 161, “Disclosure about Derivative Instruments and Hedging Activities” (SFAS 161”). SFAS 161 is effective beginning January 1, 2009 and requires entities to provide expanded disclosures about derivative instruments and hedging activities including (1) the ways in which an entity uses derivatives, (2) the accounting for derivatives and hedging activities, and (3) the impact that derivatives have (or could have) on an entity’s financial position, financial performance and cash flows. SFAS 161 requires expanded disclosures and does not change the accounting for derivatives. The Company is currently evaluating the impact of SFAS 161, but does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 26, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer